SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

AMENDMENT TO FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(B) OR (G) OF THE

SECURITIES EXCHANGE ACT OF 1934

BNS Co.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	050113140
(STATE OR OTHER JURSIDICTION OF INCORPORATION)	(IRS EMPLOYER IDENTIFICATION NO.)

25 Enterprise Center, Suite 103, Middletown, Rhode Island 02842

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. ☐	If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. ☐

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Series B Participating Preferred Stock Purchase Rights	Boston Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1.    Description of Registrant’s Securities to be Registered.

On February 13, 1998, the Board of Directors (the “Board”) of BNS Co. (formerly known as Brown & Sharpe Manufacturing Company) (the “Company”) declared a dividend of one purchase right (a “Right”) for every outstanding share of the Company’s Class A Common Stock, and for every share of Class B Common Stock (together, the “Common Stock”). The Rights were distributed on March 9, 1998 to stockholders of record as of the close of business on that date (the “Dividend Record Date”). The terms of the Rights are set forth in a Rights Agreement, dated as of February 13, 1998, between the Company and BankBoston N.A. (the “Rights Agent”), as amended by an Amendment, effective as of October 18, 2001 (the “2001 Amendment”), by Amendment No. 2, dated as of October 10, 2002, between the Company and Equiserve Trust Company, N.A. (“Equiserve”) as Rights Agent (the “2002 Amendment”) and as recently amended by Amendment No. 3, dated October 6, 2003, between the Company and Equiserve (Amendment No. 3, the “2003 Amendment” and the Rights Agreement, as amended by the 2001 Amendment, 2002 Amendment and 2003 Amendment, the “Rights Agreement”). The Rights Agreement provides for the issuance of one Right for every share of Common Stock issued and outstanding on the Dividend Record Date and for each share of Common Stock which is issued or sold after that date and prior to the “Distribution Date” (as defined below).

Each Right entitled the holder to purchase from the Company a specified number of one-hundredth of a share of Series B Participating Preferred Stock, par value $1.00 per share, at a price of $12.00 per one one-hundredth of a share, subject to adjustment. (The price was $40.00 per one-hundredth share before the 2002 Amendment. The effect of the 2002 Amendment was to change the price from $40.00 to $12.00.)

On May 10, 2001, the Company effectuated a one-for-five reverse stock split of the Company’s Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock were issued in connection with the Reverse Stock Split, and cash was given in lieu of fractional shares. Accordingly, pursuant to Section 11(p) of the Rights Agreement, the number of one-hundredths of a share of Series B Participating Preferred Stock each holder of a Right is entitled to purchase was adjusted from one to five to adjust for the Reverse Stock Split (after giving effect to the fact that no fractional shares were issued) (the “May 2001 Adjustment”). The Notice to Stockholder concerning the May 2001 Adjustment is incorporated hereto by reference.

The Rights will expire on February 13, 2008 (the “Expiration Date”), or the earlier redemption of the Rights, and are not exercisable until the Distribution Date.

No separate Rights certificates have been issued at the present time. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Company’s Common Stock will contain a notion incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any of the Company’s Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights will separate from the Common Stock and Rights certificates will be issued on the Distribution Date. Unless otherwise determined by a majority of the Board then in office, the Distribution Date will occur on the earlier of (i) the tenth business day following the later of the date of a public announcement that a person, including affiliates or associates of such person (an “Acquiring Person”), except as described below, has acquired or obtained the right to acquire, beneficial ownership of 4.99% (or 20% in the case of an “Existing Person”) or more of the outstanding shares of Common Stock or the date on which an executive officer of the Company has actual knowledge that an Acquiring Person became such (the “Stock Acquisition Date”) or (ii) the tenth business day following commencement of a tender offer or exchange offer that would result in any person or its affiliates and associates owning 4.99% (or 20% in the case of an “Existing Person”) or more of the Company’s outstanding Common Stock. An “Existing Person” is defined to mean any person who, or which together with the associates or affiliates of such person, was as of the close of business on October 6, 2003 the owner of 4.99% or more of the outstanding shares of Common Stock of the Company on such date. Persons who acquire beneficial ownership of 4.99% or more of the then outstanding Common Stock of the Company from an Existing Person, subject to providing the Company with a specified notice, will also be an Existing Person for the purposes of the Rights Agreement. In addition, in the event that any Existing Person owned more than 20% of the outstanding Common Stock of the Company at the close of business on October 6, 2003, such person will be an “Exempt Person” and will be entitled to maintain its percentage ownership (as of October 6, 2003) under the Rights Agreement. (The definition of an Acquiring Person was amended in part in the 2003 Amendment to decrease the percentage from 45% to 4.99% for persons other than Existing Persons and to create a category of Existing Persons and Exempt Persons.)

Amendment No. 3 also provides that in the event that a Person inadvertently becomes an Acquiring Person by acquiring 4.99% or 20% (as applicable) of the then outstanding shares of Common Stock of the Company, the Company may require the person to reduce such person’s ownership of Common Stock within a specified period of time to fall below the applicable threshold in order to avoid being deemed an Acquiring Person.

After the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Company’s Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights. The Board of Directors may delay the distribution of the certificates.

If, at any time after February 13, 1998, any person or group of affiliated or associated person (other than the Company and its affiliates) shall become an Acquiring Person, each holder of a Right will have the right to receive shares of the Company’s Class A Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right. Also, in the event that at any time after the Stock Acquisition Date (once there is an Acquiring Person), the Company was acquired in a merger or other business combination, or more than 25% of its assets or earning power was sold, each holder of a Right would have the right to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right. Following the occurrence of any of the events described in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

The Board may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after February 13, 1998 (such exchange ratio being hereinafter referred to as the “Exchange Ratio”). The Board, however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any subsidiary of the Company or (iv) any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such Person, becomes the beneficial owner of 50% or more of Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Class A Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.

The exercise price of the Rights, and the number of one one-hundredth of a share of Series B Participating Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series B Participating Preferred Stock, (ii) upon the grant to holders of the Series B Participating Preferred Stock of certain rights or warrants to subscribe for shares of the Series B Participating Preferred Stock or convertible securities at less than the current market price of the Series B Participating Preferred Stock or (iii) upon the distribution to holders of the Series B Participating Preferred Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Company and certain other distributions) or of subscription rights or warrants (other than those referred to above). As discussed above, the number of one-hundredth of a share of Series B Participating Preferred Stock was adjusted in connection with the Reverse Stock Split.

At any time prior to the Close of Business on February 13, 2008 or the earlier redemption of the Rights (the “Expiration Date”), the Company, by a majority vote of the Board, may redeem the Rights at a redemption price of $.01 per Right (the “Redemption Price”), as described in the Rights Agreement. Immediately upon the action of the Board electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights Agreement may be amended by the Board at any time prior to the Distribution Date without the approval of the holders of the Rights. From and after the Distribution Date, the Rights Agreement may be amended by the Board without the approval of the holders of the Rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the Rights Agreement or to make any other changes that do not adversely affect the interests of the holders of the Rights (other than Acquiring Person or its affiliates and associates, or their transferees).

The form of Rights Agreement, including the 2001 Amendment, the 2002 Amendment and the 2003 Amendment, specifying the terms of the Rights (including as exhibits the form of Rights Certificate and the Summary of Rights) is incorporated hereto by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.    Exhibits.

1.	Rights Agreement dated as of February 13, 1998 (“Rights Agreement”) between the Company and BankBoston, N.A., as Rights Agent and hereby incorporated by reference.*

2.	Form of Certificate of Designation with respect to the Series B Participating Preferred Stock, par value $1.00 per share, of the Company (attached as Exhibit A to the Rights Agreement) and hereby incorporated by reference.*

3.	Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement) and hereby incorporated by reference.*

4.	Summary of Rights (attached as Exhibit C to the Rights Agreement) and hereby incorporated by reference.*

5.	Stockholder Notice of Adjustment Under the BNS Co. Rights Plan dated May 21, 2001 and hereby incorporated by reference.**

6.	Amendment to the Rights Agreement, dated as of October 19, 2001, between the Company and BankBoston, N.A. as Rights Agent and hereby incorporated by reference. ***

7.	Amendment No. 2 to the Rights Agreement, dated as of October 10, 2002, between the Company and EquiServe Trust Company, N.A. (“EquiServe”), as Rights Agent and hereby incorporated by reference.****

8.	Amendment No. 3 to the Rights Agreement, dated October 6, 2003, between the Company and Equiserve, as Rights Agent and hereby incorporated by reference.*****

* Filed with the original 8-A.

** Filed with Current Report on Form 8-K as filed with the SEC on May 21, 2001.

*** Filed as Exhibit 10.90.2 on Form 10-Q for the Quarter ending September 30, 2001.

**** Filed with Current Report on Form 8-K as filed with the SEC on October 15, 2002.

***** Filed with Current Report on Form 8-K as filed with the SEC on October 7, 2003.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BNS Co.

	By:	/s/ MICHAEL WARREN
Date: October 10, 2003		Name: Michael Warren Title: President & Chief Executive Officer